December 9, 2016

Heath D. Linsky

404-504-769

1hdl@mmmlaw.com

www.mmmlaw.com

VIA EDGAR

Coy Garrison

Special Counsel

Securities and Exchange Commission

100 F. Street, NE, Main Filing Desk

Washington, DC 20549

RE:	NexPoint Multifamily Capital Trust, Inc.
Post-Effective Amendment No. 3 to the Registration Statement on Form S-11
Filed November 29, 2016; File No. 333-200221

Dear Mr. Garrison:

On November 29, 2016, NexPoint Multifamily Capital Trust, Inc. (the “Company”) filed Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-11 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”).

Pursuant to your telephone conversation with Michael Williams on December 8, 2016, the Company hereby undertakes to include in its next prospectus supplement additional information in the “Use of Proceeds” section of the prospectus required pursuant to Item 504, Instruction 4 of Regulation S-K, relating to the Company’s revolving credit facility with KeyBank, N.A.

Pursuant to the foregoing undertaking, the Company hereby requests acceleration of the effective date of the Registration Statement to immediate effectiveness as of December 9, 2016 at 3:00 p.m. Eastern Daylight Time or as soon thereafter as is practicable.

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If you have any questions, please do not hesitate to contact the undersigned at (404) 504-7691.

Sincerely,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky

cc:	Brian Mitts

Owen Pinkerton, Esq.

Michael P. Williams, Esq.

Phone: 404.233.7000 | www.mmmlaw.com

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